[redacted]

13013329

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52176

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Equity Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 York Brook Rd
(No. and Street)

Canton (City) MA (State) 02021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Butts 781 789 4232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Di Benedetto + Co.
(Name – *if individual, state last, first, middle name*)

One Industrial Drive (Address) Hudson, (City) NH (State) 03051 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/7

DD 3/9/13

OATH OR AFFIRMATION

I, Mark Butts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Equity Advisors LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Notary Public

DONDRA CARVALHO
Notary Public, Commonwealth of Massachusetts
My Commission Expires April 11, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DB

BOSTON EQUITY ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED
DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT

DIBENEDETTO & COMPANY, P.A.
Certified Public Accountants

BOSTON EQUITY ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED
DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT

DIBENEDETTO & COMPANY, P.A.
Certified Public Accountants

Independent Auditors' Report

To the Member
Boston Equity Advisors, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Boston Equity Advisors, LLC (the "Company") as of December 31, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

111 Business Center, Suite One
One Industrial Drive
Hudson, NH 03051

Tel: 603 889-1600

Fax: 603 882-6739

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Equity Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Schedule") is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Ali Benedetto & Company, P.A.

February 5, 2013

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 44,108
Prepaid Expenses	19,345
Total Current Assets	63,453
Office Equipment - Net of $2,329 of Accumulated Depreciation	3,794
TOTAL ASSETS	$ 67,247

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable	$ 562
Total Current Liabilities	562
Commitments and Contingencies	
Members' Equity	66,685
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 67,247

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues - Fees	$ 1,230,000
Expenses:	
Office Supplies and Expense	5,281
Dues, Subscriptions, and Education	4,880
License Fees	10,186
Audit Fee	4,000
Travel	1,030
Miscellaneous Taxes	1,020
Insurance	969
Parking/Tolls	106
Postage	456
Telephone	12,650
Rent	16,126
Utilities	604
Depreciation	2,501
Subcontractor Expense	393,931
Total Expenses	453,740
Net Income	$ 776,260

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Members' Equity
Balance at January 1, 2012	$ 71,436
Net Income	776,260
Distributions to Members	(781,011)
Balance at December 31, 2012	$ 66,685

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows - Operating Activities:	
Net Income	$ 776,260
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	2,501
Decrease in Accounts Receivable	37,500
Increase in Prepaid Expenses	(1,756)
Decrease in Accounts Payable	(589)
Net Cash Provided by Operating Activities	813,916
Cash Flows - Investing Activities:	-
Net Cash Used for Investing Activities	-
Cash Flows - Financing Activities:	
Distributions to Members	(780,490)
Net Cash Used for Financing Activities	(780,490)
Increase in Cash	33,426
Cash - Beginning of Period	10,682
Cash - End of Period	$ 44,108
Non-Cash Investing and Financing Activities:	
Distribution of net book value of office equipment to member	$ 521

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

1. Nature of Business

Boston Equity Advisors, LLC (the "Company") was organized as a Massachusetts limited liability company in October 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

The summary of significant accounting policies of Boston Equity Advisors, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues

Commissions on the private placement of securities in which the Company acts as an agent are recorded as the security transactions occur. During 2012 the Company received $1,230,000 in commissions on one private placement transaction.

Income Taxes

The Company has been organized as a limited liability company. No provision for income taxes has been made since the Company is not a taxable entity and the individual members report their respective share of the Company's taxable income or loss. The Company is no longer subject to federal or state tax examinations by taxing authorities for years before 2009.

Cash Flow Information

For purposes of reporting cash flows, the Company considers all savings deposits, certificates of deposits, and money market funds and deposits purchased with a maturity of three months or less to be cash equivalents.

2. **Significant Accounting Policies (Continued)**

Equipment and Depreciation
Equipment is stated at cost. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Upon retirement or disposition, the cost and accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is credited or charged to income.

Expenses for major renewals and betterments that extend the useful lives of equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Concentration of Risk
The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Date of Management's Review
Subsequent events were evaluated through February 5, 2013, which is the date the financial statements were available to be issued.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital in the amount of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $43,546 which was $38,546 in excess of its required net capital of $5,000, total aggregate indebtedness of $562, and a net capital ratio of 0.013 to 1.

4. **Profit Sharing Pension Plan**

The Company has a profit sharing pension plan which covers all qualified members and employees. Company contributions to the plan are discretionary. The Company does not account for member's contributions to the plan as an expense of the Company, since the contributions are made directly by the members to the plan from their member distributions.

5. Lease

The Company rented its office facilities under the terms of an operating lease as amended in May 2005 and extended in May 2010. The lease which was set to expire on June 30, 2015, provides for an option to cancel on a six month written notice at any time during the lease. The lease specified a rental fee of $1,567 per month through June 30, 2012 and of $1,671 per month thereafter.

The Company opted to terminate the lease effective October 31, 2012. Payments shown as rent under this agreement totaled $16,126 in 2012. As of December 31, 2012, there were no future minimum lease payments under this agreement

6. Related Party Transactions

In addition to commission revenue earned on the private placement of securities, certain contracts provide that the Company or its nominees are awarded, on completion of the private placement financing, warrants to purchase voting common stock or other securities of the customer at an exercise price per share that is determined by contract with the client. The Company generally assigns its rights to receive such warrants to its members. It is management's opinion that such warrants have little or no fair market value on issuance and, accordingly, no revenue is recorded in the accompanying financial statements on the assignment of warrants to the members of the Company. In July 2012, in connection with the private placement transaction, warrants to purchase 1,166,667 shares of voting common stock at an exercise price of $ 0.001 per share were assigned to the two members.

7. Members Equity

During 2012 one of the two members of the LLC resigned and surrendered his membership interest for a distribution in the amount of $390,766. The Company has been granted a waiver from the Financial Industry Regulatory Authority for the two principal requirement pursuant to NASD Rule 1021 (e)(2) and, accordingly, will operate as a single member LLC.

8. Commitments and Contingencies

The Company is not aware of any commitments, contingencies or guarantees that might result in a loss or a future obligation as of December 31, 2012.

SCHEDULE

BOSTON EQUITY ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2012

Members' Equity	$ 66,685
Less: Ownership Equity Not Allowed	-
Total Members' Equity Qualified for Net Capital	66,685
Add: Liabilities Subordinated to Claims of General Creditors	-
Total Capital and Subordinated Liabilities	66,685
Deductions and/or Charges	-
Less: Total Nonallowable Assets	(23,139)
Less: Haircuts	
15% - Securities	-
15% - Undue Concentration	-
Net Capital	43,546
Minimum Net Capital Required	5,000
Excess Net Capital	$ 38,546
Aggregate Indebtedness:	
Accounts Payable	$ 562
Total Aggregate Indebtedness	$ 562
Ratio: Aggregate Indebtedness to Net Capital	0.013 to 1

There is no material difference between the net capital as reported in the Company's Part IIA (unaudited) Focus report as of December 31, 2012 and the net capital shown above.

DIBENEDETTO & COMPANY, P.A.
Certified Public Accountants

To the Member
Boston Equity Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Boston Equity Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Boston Equity Advisors, LLC's compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Boston Equity Advisors, LLC management is responsible for the Boston Equity Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and bank statements noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DiBenedetto & Company P.A.
February 5, 2013

111 Business Center, Suite One
One Industrial Drive
Hudson, NH 03051

Tel: 603 889-1600

Fax: 603 882-6739

Boston Equity Advisors, LLC

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) For the Year Ended Decmber 31, 2012

Date Paid	General Assessment Amount	SIPC Collection Agent
December 31, 2012	$ 3,075	Securities Investor Protection Corporation
Total Per SIPC-7	$ 3,075	

DB

DIBENEDETTO & COMPANY, P.A.
Certified Public Accountants

To the Member
Boston Equity Advisors, LLC:

In planning and performing our audit of the financial statements of Boston Equity Advisors, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

111 Business Center, Suite One
One Industrial Drive
Hudson, NH 03051

Tel: 603 889-1600

Fax: 603 882-6739

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ali Benedetto & Company P.A.

February 5, 2013